February 19, 1999


Mr. Lee E. Mikles
Director, Imperial Bancorp
c/o Mikles/Miller Management, Inc.
1801 Century Park East, Suite 460
Los Angeles, California 90067

Dear Lee:

Leucadia National Corporation is prepared to purchase the 8,941,106 shares of common stock of Imperial Credit Industries, Inc. ("ICII") held by Imperial Bank (the "Shares") at a price of $9.25 per share (the "Price"), subject to the conditions contained herein (the
"Transaction").

Immediately upon receipt by us a copy of this letter signed by you, we will commence a due diligence review of ICII. We will complete such review within 30 days, and will advise you whether we are prepared to proceed with the Transaction. During the review period, you will cooperate with us and assist us by urging ICII to provide full access to the books, records and management of ICII and its subsidiaries.

If, on or before the end of the due diligence review period, Leucadia notifies you in writing of its agreement (subject to the conditions set forth below) to purchase the Shares at the Price, Imperial Bank shall pay Leucadia $8,000,000 for Leucadia's time, effort, expenses and lost opportunity costs if Imperial Bank, in its sole discretion exercised at that time, determines not to proceed.

Within 48 hours of Leucadia's notice to Imperial Bank of its willingness to purchase the Shares, Imperial Bank shall notify Leucadia in writing of Imperial Bank's decision to proceed with the Transaction or to pay the $8,000,000. Failure to notify Leucadia within this 48 hour period (unless such period is extended in writing by Leucadia) shall be deemed to be notice by Imperial Bank of its determination not to proceed and to pay Leucadia the $8,000,000. Payment of the $8,000,000 shall be made within 48 hours of Imperial Bank's notice to Leucadia (whether actual or deemed), by wire transfer of immediately available funds to an account to be designated by Leucadia.

The parties hereto acknowledge and agree that this letter agreement does not constitute an agreement to purchase or sell the Shares at the Price, which agreement will occur only if Imperial Bank determines to proceed with the Transaction. Such agreement shall be memorialized in a stock purchase agreement to be negotiated in good faith by the parties that will contain representations and warranties as to Imperial Bank's ownership of the Shares, free and clear of all liens, due authorization and enforceability of the stock purchase agreement and Imperial Bank's or Imperial Bancorp's lack of knowledge as to any material omissions or misstatements in the public disclosures of ICII, as well as closing conditions. It is also expressly understood that consummation of the Transaction shall be conditioned upon receipt of all required regulatory approvals. It should be noted that Leucadia is relying on statements set forth in ICII's SEC filings regarding Southern Pacific Bank's exemption from regulation under the Bank Holding Company Act.

In addition, Leucadia will agree in the stock purchase agreement that if during the twenty-four month period following the purchase of the
Shares: (i) Leucadia purchases publicly-held shares of ICII through a tender offer or merger transaction, or (ii) Leucadia agrees to sell the Shares to an unrelated third party, then Leucadia will make an additional payment to Imperial Bank for each of the Shares in an amount equal to 20% of the excess, if any, of the price per-share paid or received for the ICII shares in such subsequent transaction over $9.25.

The parties to this agreement will keep the matters described herein confidential, except as required by law.

Leucadia and Imperial Bank agree that irreparable damage would occur in the event that any provisions of this letter agreement are not performed in accordance with their specific terms or were otherwise breached. It is therefore agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in addition to any other remedy at law or in equity.

This agreement shall be governed under the laws of the State of New
York.

Please indicate your acceptance of this offer by signing and returning a copy of this letter to me. Should you have questions or comments, please feel free to contact me at (212) 460-1985; fax: (212) 598-3241.

Thank you.

/s/ Lawrence S. Hershfield

Lawrence S. Hershfield
President, Leucadia International Corporation



AGREED AND ACCEPTED:

For Leucadia National Corporation:           For Imperial Bank and Imperial
                                                  Bancorp, as guarantor of
                                                  the obligations of
                                                  Imperial Bank:

/s/ Joseph A. Orlando                        /s/ George L. Graziadio, Jr.
---------------------------------            ---------------------------------
Name:  Joseph A. Orlando                     Name:  George L. Graziadio, Jr.
Title: VP                                    Title: Chairman
Date:  2/26/99                               Date: